Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2016

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM
1.	Minutes of the Meeting of the Board of Directors held on December 14, 2016
2.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (12/2016)

Date, Time and Location:

December 14, 2016, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

The undersigned Members of the Board of Directors.

Decisions:

1.	The members of the Board of Directors approved the hiring of KPMG Auditores Independentes to provide audit services of the financial statements for the fiscal year 2017, according to the proposal presented by the Executive Officers and the Fiscal Council of the Company.

2.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

3.	The members of the Board of Directors examined and approved, in accordance with Ultrapar’s Investment Approval Policy, the proposal for investments in a logistics facility owned by Ipiranga, the Company’s fuel distribution business.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Alexandre Gonçalves Silva

Carlos Tadeu da Costa Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Pedro Wongtschowski

ULTRAPAR PARTICIPAÇÕES Publicly Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724 MARKET ANNOUNCEMENT Change of independent auditor

São Paulo, December 14, 2016 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces that its Board of Directors, in a meeting held today, approved the hiring of KPMG Auditores Independentes to provide audit services of the financial statements for the fiscal year 2017. The referred services will start to be provided from the review of the quarterly financial information of the first quarter of 2017.

Such decision was taken to comply with the terms of article 31 of CVM Instruction 308/99, whereby companies are required to change audit firm every five years, and was assented by Ultrapar’s current independent auditors, Deloitte Touche Tohmatsu Auditores Independentes.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: December 14, 2016	By:	/S/ ANDRE PIRES DE OLIVEIRA DIAS
	Name:	Andre Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

(Minutes of Meeting of the Board of Directors held on December 14, 2016 and Market Announcement—Change of Independent Auditor)